SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2006

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On May 12, 2006, Scott's Liquid Gold-Inc. announced in a press release its operating results for the first quarter of 2006. The press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

      Exhibits.

      The following exhibit accompanies this Report:

      Exhibit No.   Document
         99   Press Release dated May 12, 2006
                          concerning results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: May 12, 2006   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

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                          EXHIBIT INDEX

Exhibit
Number         Document

   99          Press Release dated May 12, 2006 concerning results of
               operations.
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EXHIBIT 99

SCOTT'S LIQUID GOLD-INC.
ANNOUNCES FIRST QUARTER OPERATING RESULTS

DENVER, Colorado (May 12, 2006) -- Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the first quarter of 2006.

For the three months ended March 31, 2006, net sales were $4,155,800 compared with net sales of $5,522,500 in the first quarter of the previous year. The Company reported a net loss of $1,047,700 or ($0.10) per share, in the most recent quarter, versus a net loss of $394,900 or ($0.04) per share, in the three months ended March 31, 2005.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented "During the first quarter of 2006, we experienced an increase in sales of our Scott's Liquid Gold wood care products and our Neoteric line of skin care products, while experiencing a decrease in sales of our Montagne Jeunesse line of skin care products and a decrease in sales of our Touch of Scent air freshener line of products. Our net loss for the first quarter of 2006 was $1,047,700 versus a loss of $394,900 in the first quarter of 2005. The loss for 2006 was primarily due to lower sales of the Montagne Jeunesse product line coupled with an increase in advertising of our Alpha Hydrox skin care line."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. assembles and packages Scott's Liquid Gold Mold Control 500. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

> *This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of each of our significant products in the marketplace; the degree of success of any new product or product line introduction by us; consumer acceptance of the new Alpha Hydrox products; competitive factors; any decrease in*

distribution of (i.e., retail stores carrying) our significant products; continuation of our distributorship agreement with Montagne Jeunesse; the need for effective advertising of our products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of our products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC.
& Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Quarter ended March 31,	
	2006 (Unaudited)	**2005** (Unaudited)
Net sales	$ 4,155,800	$ 5,522,500
Operating costs and expenses:		
Costs of sales	2,243,500	3,107,500
Advertising	593,700	276,500
Selling	1,425,500	1,475,300
General and administrative	912,100	1,022,800
	5,174,800	5,882,100
Loss from operations	(1,019,000)	(359,600)
Interest income	12,600	12,700
Interest expense	(41,300)	(48,000)
	(1,047,700)	(394,900)
Income tax expense (benefit)	-	-
Net loss	$(1,047,700)	$ (394,900)
Loss per common share:		
Basic and Diluted	$ (0.10)	$ (0.04)
Weighted average shares outstanding:		
Basic and Diluted	10,503,000	10,471,000